{SHIP GRAPHIC} VANGUARD (R)



                                 May 19, 2005


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                               via e-mail
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

          Re:   VANGUARD FIXED INCOME SECURITIES FUNDS: FILE NO. 2-47371

Dear Mr. Sandoe:

     Thank you for your comments of May 13, 2005 on the post-effective amendment of the registration statement of Vanguard Fixed Income Securities Funds. You commented on post-effective amendment number 75 that was filed on March 30, 2005 pursuant to Rule 485(a). The following are our responses to each of your comments.

Comment 1:  Bond Funds (prospectus page 1)

Comment: Move the "Bonds and Interest Rates" section of "An Introduction to Vanguard Bond Funds" to the "More on the Funds" section of the prospectus.

Response:   We have moved the "Bonds and Interest Rates" section of the introduction on page 1 of the prospectus to the "More on the Funds" section of the prospectus. We have replaced the paragraph immediately following the income risk flag on page
            29 with the language attached hereto as Exhibit A.

Comment 2:  High-Yield Corporate Fund (prospectus page 1)

Comment: The "Primary Investment Strategies" section states that "High-yield bonds mostly have short- and intermediate-term maturities." Include the Fund's expected average maturity in this section.

Response:   The Fund's advisor manages the Fund with a focus on credit quality as described in the "Primary Investment Strategies" section, not toward a specific maturity target. The average maturity of the Fund is merely a function of the maturities of the bonds that have been selected by the advisor at any given time and may vary depending on the market supply of high-yield corporate bonds that are available for acquisition by the Fund. Accordingly, it would be misleading to provide the Fund's expected average maturity as a primary investment strategy of the Fund when the advisor does not consider the maturities of the underlying bonds in making its investment decisions.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
May 19, 2005
Page 2


Comment 3:  Inflation-Protected Securities Fund (prospectus page 10)

Comment: In the "Investment Advisor" section of the prospectus, better clarify that George Sauter and Robert Auwaerter oversee, rather than provide the day-to-day management for, the Inflation-Protected Securities Fund.

Response:   We believe that the disclosure is clear as written.  The paragraph describing Mr. Sauter states that he is responsible for the "oversight of approximately $588 billion managed by Vanguard's
            Quantitative Equity and Fixed Income Groups." The paragraph describing Mr. Auwaerter states that he has "direct oversight responsibility for all money market, bond, and stable value portfolios, which are managed by the Fixed Income Group..."
            Furthermore, the introduction to the "Plain Talk About The Fund's
            Portfolio Managers" clearly states that the individuals listed in the highlighted "Plain Talk" box are "primarily responsible for the day-to-day management of the Fund's portfolios." In light of our clear statements about the roles of each individual, we do not believe that it is necessary to state that Messrs. Sauter and Auwaerter do not have day-to-day management responsibilities for the Inflation-Protected Fund.

Comment 4:  Inflation-Protected Securities Fund (prospectus page 10)

Comment: In the "Plain Talk About The Fund's Portfolio Managers" section, identify how long each portfolio manager has managed the Fund and clarify each manager's role in the management of the Fund.

Response:   The portfolio managers have jointly managed the Fund since its inception, with equal management responsibility. We will add the following sentence to Mr. Hollyer's disclosure immediately before his education disclosure: "Mr. Hollyer has co-managed the Fund since its inception." We will add the following sentence to Mr. Volpert's disclosure immediately before his education disclosure: "Mr. Volpert has co-managed the Fund since its inception."

Comment 5:  Tandy requirements

Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
            - Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
            - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
            - Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Response:   As required by the SEC, we will provide the foregoing
            acknowledgements.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
May 19, 2005
Page 3

                                * * * * *

As required by the SEC, the Funds acknowledge that:

- The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

- The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (610) 503-5804 if you have any further questions.

                                        Sincerely,


                                        Frances T. Han
                                        Associate Counsel
                                        The Vanguard Group, Inc.

                                   EXHIBIT A

================================================================================
                                PLAIN TALK ABOUT
                            BONDS AND INTEREST RATES

As a rule, when interest rates rise, bond prices fall. The opposite is also true: Bond prices go up when interest rates fall. Why do bond prices and interest rates move in opposite directions? Let's assume that you hold a bond offering a 5% yield. A year later, interest rates are on the rise and bonds of comparable quality and maturity are offered with a 6% yield. With higher-yielding bonds available, you would have trouble selling your 5% bond for the price you paid--you would probably have to lower your asking price. On the other hand, if interest rates were falling and 4% bonds were being offered, you should be able to sell your 5% bond for more than you paid.

How mortgage-backed securities are different: In general, declining interest rates will not lift the prices of mortgage-backed securities--such as GNMAs--as much as the prices of comparable bonds. Why? Because when interest rates fall, the bond market tends to discount the prices of mortgage-backed securities for prepayment risk--the possibility that homeowners will refinance their mortgages at lower rates and cause the bonds to be paid off prior to maturity. In part to compensate for this prepayment possibility, mortgage-backed securities tend to offer higher yields than other bonds of comparable credit quality and maturity.

================================================================================

     Although bonds are often thought to be less risky than stocks, there have been periods when bond prices have fallen significantly because of rising interest rates. For instance, prices of long-term bonds fell by almost 48% between December 1976 and September 1981.

     To illustrate the relationship between bond prices and interest rates, the following table shows the effect of a 1% and a 2% change (both up and down) in interest rates on the values of three noncallable bonds of different maturities, each with a face value of $1,000.

  ---------------------------------------------------------------------------
                        HOW INTEREST RATE CHANGES AFFECT
                          THE VALUE OF A $1,000 BOND*
-----------------------------------------------------------------------------
                            AFTER A 1%   AFTER A 1%   AFTER A 2%   AFTER A 2%
TYPE OF BOND (MATURITY)       INCREASE     DECREASE     INCREASE     DECREASE
-----------------------------------------------------------------------------
Short-Term (2.5 Years)            $977       $1,024         $954       $1,049
Intermediate-Term (10 Years)       922        1,086          851        1,180
Long-Term (20 Years)               874        1,150          769        1,328
-----------------------------------------------------------------------------
*Assuming a 4% coupon.
-----------------------------------------------------------------------------

     These figures are for illustration only; you should not regard them as an indication of future returns from the bond market as a whole or the Funds in particular.